Item 77D DWS Tax Free Money Fund
Investment (a series of DWS Advisor Funds)

At a meeting held July 15-16, 2008, the Board of Trustees of DWS Tax Free Money Fund Investment, a series of DWS Advisor Funds, approved the Fund's adoption of a non-fundamental investment policy that provides that the short-term municipal obligations in which the Fund invests will normally pay interest that is exempt from the federal alternative minimum tax ("AMT").
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